================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*





                             Private Business, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    74267D104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================



                               Page 1 of 26 Pages

===================                                          ===================
CUSIP NO. 74267D104                   13G                    PAGE 2 OF 26 PAGES
===================                                          ===================

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Thomas F. Farb
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0 shares
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 0 shares
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0 shares
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0 shares
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
        [_]

------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON *

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 26 pages

===================                                          ===================
CUSIP NO. 74267D104                   13G                    PAGE 3 OF 26 PAGES
===================                                          ===================

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Bruce R. Evans
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [_]
                                                                         (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           22,569 shares
  NUMBER OF        ------- -----------------------------------------------------
   SHARES            6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 1,475,765 shares
    EACH           ------- -----------------------------------------------------
  REPORTING          7     SOLE DISPOSITIVE POWER
   PERSON
    WITH                   22,569 shares
                   ------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           1,475,765 shares
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,498,334 shares
------- ------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
        [_]

------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.6%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON *

        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 26 pages

                                  Schedule 13G
                                  ------------


Item 1(a).   Name of Issuer: Private Business, Inc.
             --------------


Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             9020 Overlook Blvd., Brentwood, TN,  37027


Item 2(a).   Names of Persons Filing:
             -----------------------
             Summit Ventures V, L.P., Summit Partners V, L.P., Summit Partners, LLC, Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P., Summit Investors III, L.P. and Messrs. E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, Bruce R. Evans, Thomas S. Roberts, Walter G. Kortschak, Joseph F. Trustey, Kevin P. Mohan, Peter Y. Chung, Thomas F. Farb, Robert V. Walsh and Scott C. Collins.

             Summit Partners V, L.P. is the sole general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit V Advisors Fund, L.P. Summit Partners, LLC is the sole general partner of Summit Partners V, L.P. Messrs. Stamps, Woodsum, Avis, Mannion, Evans, Roberts, Kortschak, Trustey, Mohan, Chung, Walsh and Collins are individual members of Summit Partners, LLC. Messrs. Stamps, Woodsum, Avis, Mannion, Evans, Roberts, Kortschak and Trustey are individual general partners of Summit Investors III, L.P.


Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             The address of the principal business office of Summit Ventures V, L.P., Summit Partners V, L.P., Summit Partners, LLC, Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P., Summit Investors III, L.P. and Messrs. Stamps, Woodsum, Mannion, Evans, Roberts, Trustey, Mohan, and Walsh is Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116. The address of the principal business office of Messrs. Avis, Kortschak and Chung is Summit Partners, 499 Hamilton Avenue, Palo Alto, California 94301. The address of the principal business office of Mr. Collins is Summit Partners Limited, 8 Clifford Street, London W1S 2LQ, United Kingdom.


Item 2(c).   Citizenship:
             -----------
             Each of Summit Ventures V, L.P., Summit Partners V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P., Summit Investors III, L.P. is a limited partnership organized under the laws of the State of Delaware. Summit Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Stamps, Woodsum, Avis, Mannion, Evans, Roberts, Kortschak, Trustey, Mohan, Chung, Farb, Walsh and Collins is a United States citizen.


Item 2(d).   Title of Class of Securities:   Common Stock, no par value
             ----------------------------

                               Page 4 of 26 pages

Item 2(e).   CUSIP Number:  74267D104
             ------------


Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
             ------------------------------------------------------------------
             or (c), check whether the person filing is a:
             --------------------------------------------
             Not Applicable.


Item 4.      Ownership.
             ---------

             (a)  Amount Beneficially Owned:
                  -------------------------
                  Each of Summit Ventures V, L.P., Summit Partners V, L.P., Summit Partners, LLC, Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P., Summit V Advisors Fund, L.P., Summit Investors III, L.P. (individually an "Entity" and collectively the "Entities") may be deemed to own beneficially 1,475,765 shares of Common Stock as of December 31, 2003. Each of Messrs. Stamps, Woodsum, Avis, Mannion, Roberts, Kortschak and Trustey may be deemed to own beneficially 1,475,765 shares of Common Stock as of December 31, 2003. Each of Messrs. Mohan, Chung, Walsh and Collins may be deemed to own beneficially 1,434,072 shares of Common Stock as of December 31, 2003. Mr. Evans may be deemed to own beneficially 1,498,334 shares of Common Stock as of December 31, 2003, which includes the right to receive 22,569 shares of Common Stock upon the exercise of certain stock options.

                  As of December 31, 2003, Summit Ventures V, L.P. was the record owner of 1,143,107 shares of Common Stock. As of December 31, 2003, Summit V Companion Fund, L.P. was the record owner of 191,144 shares of Common Stock. As of December 31, 2003, Summit V Advisors Fund (QP), L.P. was the record owner of 76,457 shares of Common Stock. As of December 31, 2003, Summit V Advisors Fund, L.P. was the record owner of 23,364 shares of Common Stock. As of December 31, 2003 Summit Investors III, L.P. was the record owner of 41,693 shares of Common Stock. The shares held of record by Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund
                  (QP), L.P., Summit V Advisors Fund, L.P., and Summit Investors III, L.P. are referred to herein collectively as the "Record Shares." By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 1,475,765 shares of Common Stock. In their capacities as individual members and general partners of Summit Partners, LLC and Summit Investors III, L.P., each of Messrs. Stamps, Woodsum, Avis, Mannion, Roberts, Kortschak and Trustey may be deemed to own beneficially 1,475,765 shares of Common Stock. In their capacities as individual members of Summit Partners, LLC, each of Messrs. Mohan, Chung, Walsh and Collins may be deemed to own beneficially 1,434,072 shares of Common Stock. In his capacity as an individual member and general partner of Summit Partners, LLC and Summit Investors III, L.P. and as the record holder of 22,569 shares of Common Stock issuable upon the exercise of certain stock options that are exercisable within 60 days of February 14, 2004, Mr. Evans may be deemed to own beneficially 1,498,334 shares of Common Stock.


                               Page 5 of 26 pages

                  Each of the reporting persons expressly disclaims beneficial ownership of any shares of Private Business, Inc., except in the case of Summit Ventures V, L.P. for the 1,143,107 shares which it holds of record, Summit V Companion Fund, L.P. for the 191,144 shares which it holds of record, Summit V Advisors Fund (QP), L.P. for the 76,457 shares which it holds of record, Summit V Advisors Fund, L.P. for the 23,364 shares which it holds of record and Summit Investors III, L.P. for the 41,693 shares which it holds of record and in the case of Mr. Evans, for the 22,569 shares of Common Stock issuable upon the exercise of certain stock options that are exercisable within 60 days of February 14, 2004.


             (b)  Percent of Class:
                  ----------------
                  Summit Ventures V, L.P.: 10.5%
                  Summit Partners V, L.P.: 10.5%
                  Summit Partners, LLC:  10.5%
                  Summit V Companion Fund, L.P.:  10.5%
                  Summit V Advisors Fund (QP), L.P.:  10.5%
                  Summit V Advisors Fund, L.P.:  10.5%
                  Summit Investors III, L.P.:  10.5%
                  E. Roe Stamps, IV:  10.5%
                  Stephen G. Woodsum:  10.5%
                  Gregory M. Avis:  10.5%
                  Martin J. Mannion:  10.5%
                  Bruce R. Evans:  10.6%
                  Walter G. Kortschak:  10.5%
                  Thomas S. Roberts:  10.5%
                  Joseph F. Trustey:  10.5%
                  Kevin P. Mohan:  10.2%
                  Peter Y. Chung:  10.2%
                  Robert V. Walsh:  10.2%
                  Scott C. Collins:  10.2%

                  The foregoing percentages are calculated based on the 14,105,844 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Private Business, Inc. for the quarterly period ended September 30, 2003.


             (c)  Number of shares as to which such person has:
                  --------------------------------------------
                  (i)    sole power to vote or to direct the vote:

                         0 shares for each reporting person except Mr. Evans. 22,569 shares for Mr. Evans that are exercisable within 60 days of February 14, 2004.


                               Page 6 of 26 pages

                  (ii)   shared power to vote or to direct the vote:

                         Summit Ventures V, L.P.:  1,475,765 shares
                         Summit Partners V, L.P.:  1,475,765 shares
                         Summit Partners, LLC:  1,475,765 shares
                         Summit V Companion Fund, L.P.: 1,475,765 shares Summit V Advisors Fund (QP), L.P.: 1,475,765 shares Summit V Advisors Fund, L.P.: 1,475,765 shares Summit Investors III, L.P.: 1,475,765 shares
                         E. Roe Stamps, IV:  1,475,765 shares
                         Stephen G. Woodsum:  1,475,765 shares
                         Gregory M. Avis:  1,475,765 shares
                         Martin J. Mannion:  1,475,765 shares
                         Bruce R. Evans:  1,475,765 shares
                         Walter G. Kortschak:  1,475,765 shares
                         Thomas S. Roberts:  1,475,765 shares
                         Joseph F. Trustey:  1,475,765 shares
                         Kevin P. Mohan:  1,434,072 shares
                         Peter Y. Chung:  1,434,072 shares
                         Robert V. Walsh:  1,434,072 shares
                         Scott C. Collins:  1,434,072 shares

                  (iii)  sole power to dispose or direct the disposition of:

                         0 shares for each reporting person except Mr. Evans. 22,569 shares for Mr. Evans that are exercisable within 60 days of February 14, 2004.

                  (iv)   shared power to dispose or direct the disposition of:

                         Summit Ventures V, L.P.:  1,475,765 shares
                         Summit Partners V, L.P.:  1,475,765 shares
                         Summit Partners, LLC:  1,475,765 shares
                         Summit V Companion Fund, L.P.: 1,475,765 shares Summit V Advisors Fund (QP), L.P.: 1,475,765 shares Summit V Advisors Fund, L.P.: 1,475,765 shares Summit Investors III, L.P.: 1,475,765 shares
                         E. Roe Stamps, IV:  1,475,765 shares
                         Stephen G. Woodsum:  1,475,765 shares
                         Gregory M. Avis:  1,475,765 shares
                         Martin J. Mannion:  1,475,765 shares
                         Bruce R. Evans:  1,475,765 shares
                         Walter G. Kortschak:  1,475,765 shares
                         Thomas S. Roberts:  1,475,765 shares
                         Joseph F. Trustey:  1,475,765 shares
                         Kevin P. Mohan:  1,434,072 shares
                         Peter Y. Chung:  1,434,072 shares
                         Robert V. Walsh:  1,434,072 shares
                         Scott C. Collins:  1,434,072 shares















                               Page 7 of 26 pages

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------
             Not Applicable.

             Thomas F. Farb is no longer a Reporting Person and ceased to own beneficially more than 5% of the outstanding common stock of the Issuer as of December 31, 2003.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------
             Not Applicable.


Item 7.      Identification and Classification of the Subsidiary which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company.
             ------------------------------------------------------------
             Not Applicable.


Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------
             Not Applicable. The reporting persons expressly disclaim membership in a "group" as used in 13d-1(b)(1)(ii)(J).


Item 9.      Notice of Dissolution of Group.
             ------------------------------
             Not Applicable.


Item 10.     Certification.
             -------------
             Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).











                               Page 8 of 26 pages

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 13, 2004.



SUMMIT VENTURES V, L.P.                      SUMMIT V COMPANION FUND, L.P.

By:   Summit Partners V, L.P.                By:   Summit Partners V, L.P.

By:   Summit Partners, LLC                   By:   Summit Partners, LLC

By:                *                         By:                *
      -----------------------------                -----------------------------
      General Partner                              General Partner


SUMMIT V ADVISORS FUND (QP), L.P.            SUMMIT V ADVISORS FUND, L.P.

By:   Summit Partners V, L.P.                By:   Summit Partners V, L.P.

By:   Summit Partners, LLC                   By:   Summit Partners, LLC

By:                *                         By:                *
      -----------------------------                -----------------------------
      General Partner                              General Partner


SUMMIT PARTNERS V, L.P.                      SUMMIT INVESTORS III, L.P.

By:   Summit Partners, LLC                   By:                *
                                                   -----------------------------
By:                *                               General Partner
      -----------------------------
      General Partner


SUMMIT PARTNERS, LLC

By:                *                                            *
      -----------------------------          -----------------------------------
      General Partner                        E. Roe Stamps, IV


                   *                                            *
-----------------------------------          -----------------------------------
Stephen G. Woodsum                           Martin J. Mannion


                   *                                            *
-----------------------------------          -----------------------------------
Gregory M. Avis                              Bruce R. Evans


                               Page 9 of 26 pages

                   *                                            *
-----------------------------------          -----------------------------------
Walter G. Kortschak                          Thomas S. Roberts



                   *                                            *
-----------------------------------          -----------------------------------
Joseph F. Trustey                            Kevin P. Mohan



                   *                                            *
-----------------------------------          -----------------------------------
Peter Y. Chung                               Robert V. Walsh



                   *
-----------------------------------
Scott C. Collins



                   *
-----------------------------------
Thomas F. Farb

                                             *By:  /s/ Stephen G. Woodsum
                                                   -----------------------------
                                                   Stephen G. Woodsum
                                                   Attorney-in-fact









--------------------------------------------------------------------------------
* Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are attached hereto as Exhibit 2.





















                               Page 10 of 26 pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares Private Business, Inc.

      This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

      EXECUTED this 13th day of February, 2004.




SUMMIT VENTURES V, L.P.                      SUMMIT V COMPANION FUND, L.P.

By:   Summit Partners V, L.P.                By:   Summit Partners V, L.P.

By:   Summit Partners, LLC                   By:   Summit Partners, LLC

By:                *                         By:                *
      -----------------------------                -----------------------------
      General Partner                              General Partner


SUMMIT V ADVISORS FUND (QP), L.P.            SUMMIT V ADVISORS FUND, L.P.

By:   Summit Partners V, L.P.                By:   Summit Partners V, L.P.

By:   Summit Partners, LLC                   By:   Summit Partners, LLC

By:                *                         By:                *
      -----------------------------                -----------------------------
      General Partner                              General Partner


SUMMIT PARTNERS V, L.P.                      SUMMIT INVESTORS III, L.P.

By:   Summit Partners, LLC                   By:                *
                                                   -----------------------------
By:                *                               General Partner
      -----------------------------
      General Partner


SUMMIT PARTNERS, LLC

By:                *                                            *
      -----------------------------          -----------------------------------
      General Partner                        E. Roe Stamps, IV













                               Page 11 of 26 pages

                   *                                            *
-----------------------------------          -----------------------------------
Stephen G. Woodsum                           Martin J. Mannion


                   *                                            *
-----------------------------------          -----------------------------------
Gregory M. Avis                              Bruce R. Evans



                   *                                            *
-----------------------------------          -----------------------------------
Walter G. Kortschak                          Thomas S. Roberts



                   *                                            *
-----------------------------------          -----------------------------------
Joseph F. Trustey                            Kevin P. Mohan



                   *                                            *
-----------------------------------          -----------------------------------
Peter Y. Chung                               Robert V. Walsh



                   *
-----------------------------------
Scott C. Collins



                   *
-----------------------------------
Thomas F. Farb

                                             *By:  /s/ Stephen G. Woodsum
                                                   -----------------------------
                                                   Stephen G. Woodsum
                                                   Attorney-in-fact














--------------------------------------------------------------------------------
* Pursuant to Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are attached hereto as Exhibit 2.








                               Page 12 of 26 pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of E. Roe Stamps, IV, Stephen
G. Woodsum, Gregory M. Avis, Walter G. Kortschak and Thomas F. Farb his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Summit Ventures, L.P., SP (1984), L.P. (f/k/a Summit Partners, L.P.), Stamps, Woodsum & Co., Summit Partners' Holdings, L.P., Summit Ventures II, L.P., Summit Partners II, L.P., Stamps, Woodsum & Co. II, SV Eurofund C.V., SV International, L.P., Summit Investors, L.P., Summit Investors II, L.P., Summit Investors III, L.P., Summit Ventures III, L.P., Summit Partners III, L.P., Stamps, Woodsum & Co. III, Summit Ventures IV, L.P., Summit Partners IV, L.P., Stamps, Woodsum & Co., IV, Summit Subordinated Debt Fund, L.P., Summit Partners SD, L.P., Summit E-Tek Holdings, LLC, SW Management Corp., Summit Partners, L.P., Summit Master Company, LLC, Summit Subordinated Debt Fund II, L.P., Summit Partners SD II, LLC, Summit Ventures V, L.P., Summit Partners V, L.P., Summit Partners, LLC, Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Companion Fund, L.P., pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as she might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.















                               Page 13 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ E. Roe Stamps, IV
                                         ---------------------------------------
                                         E. Roe Stamps, IV


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came E. Roe Stamps, IV, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 14 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Stephen G. Woodsum
                                         ---------------------------------------
                                         Stephen G. Woodsum


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Stephen G. Woodsum, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 15 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Martin J. Mannion
                                         ---------------------------------------
                                         Martin J. Mannion


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Martin J. Mannion, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 16 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2000.


                                         /s/ Gregory M. Avis
                                         ---------------------------------------
                                         Gregory M. Avis


State of California               )
                                  ) ss:
County of Santa Clara             )


     On this 8th day of February, 2000, before me personally came Gregory M. Avis, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 17 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Thomas S. Roberts
                                         ---------------------------------------
                                         Thomas S. Roberts


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Thomas S. Roberts, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 18 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Bruce R. Evans
                                         ---------------------------------------
                                         Bruce R. Evans


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Bruce R. Evans, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 19 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2000.


                                         /s/ Walter G. Kortschak
                                         ---------------------------------------
                                         Walter G. Kortschak


State of California               )
                                  ) ss:
County of Santa Clara             )


     On this 8th day of February, 2000, before me personally came Walter G. Kortschak, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 20 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Joseph F. Trustey
                                         ---------------------------------------
                                         Joseph F. Trustey


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Joseph F. Trustey, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 21 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Kevin P. Mohan
                                         ---------------------------------------
                                         Kevin P. Mohan


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Kevin P. Mohan, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 22 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2000.


                                         /s/ Peter Y. Chung
                                         ---------------------------------------
                                         Peter Y. Chung


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 8th day of February, 2000, before me personally came Peter Y. Chung, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 23 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2000.


                                         /s/ Thomas F. Farb
                                         ---------------------------------------
                                         Thomas F. Farb


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 7th day of February, 2000, before me personally came Thomas F. Farb, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 20, 2000
                                                                ----------------














                               Page 24 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 2003.


                                         /s/ Robert V. Walsh
                                         ---------------------------------------
                                         Robert V. Walsh


Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 10th day of February, 2003, before me personally came Robert V. Walsh, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 4, 2007
                                                                ----------------














                               Page 25 of 26 pages

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of February, 2003.


                                         /s/ Scott C. Collins
                                         ---------------------------------------
                                         Scott C. Collins

Commonwealth of Massachusetts     )
                                  ) ss:
County of Suffolk                 )


     On this 11th day of February, 2003, before me personally came Scott C. Collins, known to me to be the person described and who executed the foregoing instrument that he acknowledged that he executed the same.


[Notary Seal]
                                         /s/ Cynthia R. Freedman
                                         ---------------------------------------
                                         Notary Public


                                         My Commission expires: October 4, 2007
                                                                ---------------














                               Page 26 of 26 pages